SEC No. 70-6903




                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549











                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS











                      JERSEY CENTRAL POWER & LIGHT COMPANY

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




              In The Matter of              :
                                                         Certificate
Jersey Central Power & Light Company        :            Pursuant to
                                                         Rule 24 of
              File No. 70-6903              :            Partial Com-
                                                         pletion of
(Public Utility Holding Company Act of 1935):            Transactions



To The Members of the Securities and Exchange Commission:

              The undersigned, Jersey Central Power & Light Company ("JCP&L"), does hereby certify pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, that certain of the transactions proposed in the Application (as amended) filed in SEC File No. 70-6903, have been carried out in accordance with the terms and conditions of, and for the purposes requested in said Application and pursuant to the Commission's Order, dated November 16, 1983, and Supplemental Orders, dated November 19, 1984, July 30, 1985, June 27, 1986, January 17, 1990 and October 24, 1994 with respect to said Application, as follows:
              At December 31, 1998 JCP&L acquired obligations of its customers in accordance with its approved Home Energy Loan Program, Solar Water Heating Conversion Program and Electric Heat Conversion Program in the total aggregate amounts as follows:


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Obligations acquired as at December 31, 1997,                    $ 8 419 180.44
as previously reported

Obligations acquired during the period
January 1, 1998 through March 31, 1998                                  -0-
                                                                   ------------

Total as at March 31, 1998                                       $ 8 419 180.44


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                                    SIGNATURE
        PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                           JERSEY CENTRAL POWER & LIGHT COMPANY





                                           By: _____________________________
                                               T. G. Howson
                                               Vice President and Treasurer




Dated: April 2, 1998